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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November , 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact: Avigdor Luttinger VP Marketing and Corporate Strategy Magic Software Enterprises (949) 250-1718 X299 Press_relations@magicsoftware.com	Contact : Nathalie GENIEUX W4 Communication Manager +33 1 64 53 19 12 nathalie.genieux@w4global.com

Magic Software and W4 Announce Strategic Partnership

Focused on Business Process Management

Paris, (November 9, 2005) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art business integration and development technology, and W4, a leading European provider of Business Process Management (BPM) software for human related processes, today announced a strategic partnership designed to enhance their complementarily technologies.

Embedding the iBOLT SE into its BPM platform (W4 BPMSuite) will significantly extend W4’s ability to cover process automation and application integration. This bundled product will be easy to install, quick to set up and efficient to implement in any organization, offering a competitive advantage to W4. iBOLT SE will be fully integrated in W4 BPMSuite V6, available by the end of the year.

Magic Software will add the W4 BPM Engine to its extensive list of supported native components. This will enable iBOLT system integrators and customers to seamlessly include human driven activities and workflow as a native component of the composite applications developed with the iBOLT Integration Suite.

Laurent Henault, W4 President and CEO, comments: “thanks to this alliance, our customers and partners will obtain the full integration capabilities of iBOLT. This complementary partnership significantly enhances our mutual offering.”

“This partnership has already been acclaimed by the market in France. It builds on our successful local partnership that was initiated a few months ago, yielding new business opportunities while enhancing the human workflow dimension of our BPM and Composite Applications offering with iBOLT,” says Avigdor Luttinger, Magic Software VP of Marketing and Corporate Strategy.

About W4.

W4 is today the European leader in business process management (BPM). With its iterative BPM solution (i-BPM), W4 quickly creates value and achieves significant returns on investments. W4’s BPM technology has over 9 years of proven use by numerous companies. These customers include 260+ public and private organizations worldwide, from a variety of sectors including Banking, Insurance, Administration, Industry, Public Services and Telecommunications. W4 is headquartered in France near Paris. http://www.w4global.com/

About Magic Software Enterprises

Magic Software provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes, by aligning their IT with their business operations, accelerating the evolution to a Service Oriented Architecture through Application Integration and Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products build on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: November 9, 2005